767 Fifth Avenue

New York, NY 10153-0119

+1 212 310 8000 tel

+1 212 310 8007 fax

Mercedez Taitt-Harmon

(212) 310-8738

Mercedez.Taitt-Harmon@weil.com

September 28, 2021

Stacey Peikin

Staff Attorney

Office of Trade & Service

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re: Portillo’s Inc.

Registration Statement on
Form S-1 Filed on September 27, 2021
CIK No. 0001871509

Dear Ms. Peikin:

On behalf of our client, Portillo’s Inc., a Delaware corporation (the “Company”), enclosed are three courtesy copies of the Registration Statement on Form S-1 of the Company (the “Registration Statement”) filed on September 27, 2021, including copies marked to show the changes from the version submitted on August 27, 2021.

We look forward to working with you and the Staff in your review of the revised Registration Statement. Please do not hesitate to contact me at (212) 310-8738 with any questions or comments.

Respectfully submitted, /s/ Mercedez Taitt-Harmon Mercedez Taitt-Harmon